ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Nathan Somogie
T +1 617 951 7326
nathan.somogie@ropesgray.com

April 12, 2018

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Jeff Long

Re:	Brighthouse Funds Trust I and Brighthouse Funds Trust II (File Nos: 811-10183 and 811-03618, respectively)

Dear Mr. Long:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on March 12, 2017, with respect to the Form N-CSR filings of Brighthouse Funds Trust I and Brighthouse Funds Trust II (the “Trusts”) for the period ended December 31, 2016, filed with the Commission on March 6, 2017. The Staff’s comments are summarized below and each is followed by our response. Any terms that are used but not defined in this letter have the same meaning as used in the Form N-CSR filings of the Trusts.

1.

Comment: With respect to the Form N-CSR filings of each of SSGA Growth and Income ETF Portfolio and SSGA Growth ETF Portfolio, please include one or more tables, charts, or graphs depicting the portfolio holdings of the Portfolio by reasonably identifiable categories (e.g., type of security, industry sector, geographic regions, credit quality, or maturity) showing the percentage of net asset value or total investments attributable to each, in accordance with Instruction 3 to Item 27(d)(1) of Form N-1A.

Response: The Trusts note that Instruction 3 to Item 27(d)(1) of Form N-1A requires a Portfolio to present portfolio holdings in a manner reasonably designed to depict clearly the types of investments made by the Portfolio, given its investment objectives. The Trusts note that each of the above-referenced Portfolios is a “fund of funds” that invests substantially all of its assets in ETFs. The Trusts believe that the “Top Holdings” table under the heading “Portfolio Composition as of December 31, 2016” in the annual shareholder report for each Portfolio depicts clearly the types of investments made by the Portfolios. Nevertheless, the Trusts plan to include in future shareholder reports one or more additional tables, charts, or graphs providing additional information (e.g., sector, asset mix, or geography) regarding the portfolio holdings of the Portfolios.

2.

Comment: Please consider adding sector-specific risk disclosure in the prospectus for each of the following Portfolios since, according to the Form N-CSR filings of the Trusts for the period ended December 31, 2016, the Portfolios held 25% or more of their portfolio holdings in the below-referenced sectors:

•	Morgan Stanley Mid Cap Growth Portfolio – Information Technology (“IT”) (34%)
•	MFS Value Portfolio – Financials (30%)
•	JPMorgan Small Cap Value Portfolio – Financials (30%)
•	Jennison Growth Portfolio – IT (45%)
•	Invesco Comstock Portfolio – Financials (34%)
•	Frontier Mid Cap Growth Portfolio – IT (26%)
•	ClearBridge Aggressive Growth Portfolio – Healthcare (37%)

Response: The Trusts intend to include “Focused Investment Risk,” which discusses sector risk generally, in each Portfolio’s prospectus when the Portfolio’s annual shareholder report indicates that more than 25% of the Portfolio’s portfolio holdings are in a given sector. “Focused Investment Risk” reads as follows:

“Substantial investments in a particular market, industry, group of industries, country, region, group of countries, asset class or sector make the Portfolio’s performance more susceptible to any single economic, market, political or regulatory occurrence affecting that particular market, industry, group of industries, country, region, group of countries, asset class or sector than a portfolio that invests more broadly.”

3.

Comment: For the period ended December 31, 2016, each of Brighthouse/Templeton International Bond Portfolio (formerly, Met/Templeton International Bond Portfolio) and PanAgora Global Diversified Risk Portfolio was identified as a non-diversified investment company but appeared to be operating as a diversified investment company. Please confirm that if a Portfolio has been continuously operating as a diversified investment company for more than three (3) years, shareholder approval will be sought before the Portfolio begins operating as a non-diversified investment company.

Response: The Trusts hereby confirm that if a Portfolio has been continuously operated for more than three years as a diversified investment company, shareholder approval will be sought before the Portfolio begins operating as a non-diversified investment company.

4.

Comment: The principal investment strategy of Brighthouse/Templeton International Bond Portfolio (formerly, Met/Templeton International Bond Portfolio) includes the following investment limitation/non-fundamental policy: “The Portfolio’s investments in

U.S. issuers will not exceed 20% of its net assets.” However, the Portfolio’s annual shareholder report for the period ended December 31, 2016 indicates that 24% of the Portfolio’s net assets were invested in the United States. Please explain how the Portfolio is operating in accordance with its investment policies.

Response: The Trusts note that the amount shown in excess of 20% in the Portfolio’s annual shareholder report for the period ended December 31, 2016 was attributable to investments in cash equivalents maturing the next business day (a repurchase agreement with a U.S. counterparty, the collateral for which was U.S. government securities, and a U.S. government-sponsored bank discount note). The Trusts respectfully submit that the Portfolio’s non-fundamental policy was not intended to apply to cash and cash equivalents. In response to your comment, the Trusts have added the following sentence to the end of the first paragraph under the heading “Portfolio Investment Limitations: Trust I and Trust II” in the “Investment Restrictions” section of the Trusts’ statement of additional information:

“In addition, except with respect to limitations that expressly apply to cash and cash equivalents, no limitations applicable to a Portfolio’s investments will be considered violated by reason of an investment in cash equivalents.”

* * * * *

If you have any questions or require any clarification concerning the foregoing, please call me at 617-951-7326.

Very truly yours,

/s/ Nathan D. Somogie

Nathan D. Somogie, Esq.

cc:

Andrew L. Gangolf, Esq.

Michael P. Lawlor, Esq.

Brian D. McCabe, Esq.

Jeremy C. Smith, Esq.

Jasmin M. Ali, Esq.